(the “Company”)

MANAGEMENT’S DISCUSSION AND ANALYSIS

Third Quarter Report – August 31, 2015

General

This Management’s Discussion and Analysis (“MD&A”) supplements, but does not form part of, the unaudited condensed consolidated interim financial statements of the Company for the nine months ended August 31, 2015.  The following information, prepared as of October 28, 2015, should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for nine months ended August 31, 2015 and the related notes contained therein. The Company reports its financial position, results of operations and cash flows in accordance with International Financial Reporting Standards (“IFRS”). In addition, the following should be read in conjunction with the Consolidated Financial Statements of the Company for the year ended November 30, 2014 and the related MD&A.  All amounts are expressed in Canadian dollars unless otherwise indicated. The August 31, 2015 financial statements have not been reviewed by the Company’s auditors.

The Company’s public filings, including its most recent unaudited and audited consolidated financial statements can be reviewed on the SEDAR website www.sedar.com.

Forward-looking Statements

This MD&A contains certain statements which constitute forward-looking information within the meaning of applicable Canadian securities legislation (“Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements.  The Forward-looking Statements in this MD&A include, without limitation, statements relating to:

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mineral resources as they involve the implied assessment, based on estimates and assumptions, that the resources described exist in the quantities estimated;

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the Company’s planned exploration, development and marketing activities for the Bayovar 12 Project;

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the Company’s planned exploration activities for the Aurora Project;

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the intended use of proceeds received from recent financing activities;

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the sufficiency of the Company’s cash position and its ability to raise equity capital or access debt facilities; and

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maturities of the Company’s financial liabilities or other contractual commitments.

Often, but not always, these Forward-looking Statements can be identified by the use of words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “scheduled”, “targets”, “possible”, “strategy”, “potential”, “intends”, “advance”, “goal”, “objective”, “projects”, “budget”, “calculates” or statements that events, “will”, “may”, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others:

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uncertainty of mineral resource estimates;

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risks associated with mineral exploration and project development;

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fluctuations in commodity prices;

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fluctuations in foreign exchange rates and interest rates;

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credit and liquidity risks;

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changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business;

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reliance on key personnel;

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property title matters;

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local community relationships;

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risks associated with potential legal claims generally or with respect to environmental matters;

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adequacy of insurance coverage;

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dilution from further equity financing;

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competition; and

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uncertainties relating to general economic conditions.

as well as those factors referred to in the “Risks and Uncertainties” section in this MD&A.

Forward-looking Statements contained in this MD&A are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to:

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all required third party contractual, regulatory and governmental approvals will be obtained for the exploration and development of the Company’s properties;

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there being no significant disruptions affecting operations, whether relating to labor, supply, power, damage to equipment or other matter;

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permitting, exploration and development activities proceeding on a basis consistent with the Company’s current expectations;

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expected trends and specific assumptions regarding commodity prices and currency exchange rates;

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prices for and availability of fuel, electricity, equipment and other key supplies remaining consistent with current levels; and

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the accuracy of the Company’s current mineral resource estimates.

These Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this MD&A have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and reserve and resource information contained in this MD&A may not be comparable to similar information disclosed by U.S. companies. In particular, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. You are cautioned not to assume that resources will ever be converted into reserves. You should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. You should also not assume that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. You are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and reserves reported in compliance with NI 43-101 may not qualify as "reserves" under SEC standards. Accordingly, information concerning mineral deposits set forth in this MD&A may not be comparable with information made public by companies that report in accordance with U.S. standards.

Business of the Company

The Company is engaged in the development of the Bayovar 12 phosphate project in Peru.  Bayovar 12 is potentially an important South American source of reactive phosphate rock for use as a direct application fertilizer.  The development of new supplies of phosphate is becoming an increasingly important issue for South America given the growing demand and limited supply of phosphate for fertilizer production on the continent, and the current heavy reliance on imported rock.  The Company also holds an interest in the Aurora gold and copper property in Peru with its joint venture partner, Daewoo International Corporation.

Financings

On March 24, 2015, the Company completed a US$5.0 million loan facility from lenders led by Sprott Resource Lending Partnership (the “Loan”).  US$4.0 million of the Loan funds were used to purchase an interest in the Bayovar 12 Project, with the balance of the proceeds used for further development of the Bayovar 12 Project.

On June 3, 2015, the Company issued 20.0 million units by way of private placement to raise gross proceeds of $4.0 million.  Each unit consists of one common share and one warrant entitling the holder to purchase one additional common share at $0.265 exercisable for two years.  US$1.5 million of the proceeds of this financing was used to pay down the Loan, and the balance has been allocated to development of the Bayovar 12 Project and to provide general working capital.

On October 19, 2015, the Company announced a proposed private placement of up to 16.0 million units at $0.125 per unit, to raise gross proceeds of up to $2.0 million.  Each unit will consist of one common share and one warrant will entitling the holder to purchase one additional common share for five years at $0.15 in the first, second and third years, and at $0.20 in the fourth and fifth years.  This financing is subject to stock exchange approval.

Property Review

Bayovar 12 Phosphate Project

On March 26, 2015, the Company’s Peruvian subsidiary, Agrifos Peru S.A.C., completed the acquisition of a 70% interest in the issued share capital of Juan Paulo Quay S.A.C., the titleholder of the Bayovar 12 phosphate mining concession (the “Bayovar 12 Project”) for US$4.0 million.

The Bayovar 12 Project is located 70 kilometres south of the city of Piura in northern Peru, close to Vale’s operating Bayovar phosphate mine.  Logistics for the 12,575 hectare concession are excellent, and the project area is accessible year round via a series of multi-lane sealed roads and highways.  The Pan-American Highway crosses the eastern end of the property and the Chiclayo-Bayovar road transects the property.  A network of un-maintained drill roads and access roads for small surface gypsum mining operations provide four wheel drive vehicle access to the remainder of the property.  Power transmission lines for Vale’s Bayovar Mine, located 15 kilometres to the southwest, transect the Bayovar 12 Project at its northern end.

In April 2015, the Company completed the sale to Radius Gold Inc. (“Radius”) of a royalty equal to 2% of the Company’s 70% interest in future phosphate production from the Bayovar 12 Project for the sum of US$1.0 million.  Under the terms of the sale agreement, the Company has the right for 12 months to buy back one-half of the royalty for US$1.0 million.  If Radius decides to sell any of its royalty interest in the future, the Company will retain a first right of refusal.  The Company and Radius have two common directors.

Phase 1 Drill Program

During March and April 2014, the Company conducted a first phase drill program to target phosphate beds within the Diana Formation, a sequence of horizontally bedded diatomites and sandstones.  The program concentrated on the western portion of the Bayovar 12 Project.

The program consisted of 20 HQ vertical core holes totaling 2,027 metres. Drill hole total depths ranged from 81 to 131 metres (mean of 101 metres).  All of the drill holes were completed to their planned total depths, and no drill holes were lost or abandoned due to technical or ground issues.  The drilling was conducted on a nominal 800 by 800 metres spaced grid covering approximately 650 hectares of the total 12,575 hectare concession.

The Company intercepted 15 distinct and correlatable phosphorite beds (identified as PH01 through PH15) across the concession.  The upper 13 phosphorite beds (PH01 to PH13) are Diana ore zone Beds with the lower two beds (PH14 and PH15) interpreted as phosphorite beds occurring in the underlying Tuffaceous Diatomite unit.  The individual phosphorite beds exhibit relatively uniform thickness and P2O5 grade profiles across the concession.

All 20 of the drill holes intercepted the full sequence of phosphorite beds which span a total mean thickness of 40 metres including interburden diatomite beds.  Shallowing of the phosphate beds occurs in the eastern part of the grid, less than 26 metres below surface in some holes.  Mineralization is open in all directions outside of the drill grid.  The phosphate beds comprise up to 40% apatite pellets, ooliths and fossil debris consisting of mainly fish teeth, bones and scales representing the remains of marine organisms that accumulated on the sea floor.  Flat-lying deposits such as sedimentary phosphates and other bulk commodities such as bauxite and gypsum may be amenable to precision mechanized strip mining using continuous surface miners.

Phase 2 Drill Program

During April 2015, the Company completed a Phase 2 diamond drill program at the Bayovar 12 Project.  A total of 42 vertical holes were drilled mainly in the eastern part of the original drill grid where the horizontal phosphate beds are closest to surface. The drilling outlined phosphate mineralization over approximately eight kilometres from west to east and five kilometres north to south.  All holes intersected the same sequence of phosphate beds and highlight the remarkably consistent geology and grades of the phosphate mineralization over long distances, with no faults or structures affecting the beds

Resource Estimates

In September 2014, the Company received a maiden NI 43-101 compliant mineral resource estimate for the Bayovar 12 Project based on the Company’s Phase 1 20-hole drill program.  The estimate was prepared by Golder Associates (“Golder”) and supervised by Jerry DeWolfe, MSc. P.Geo, an Independent Qualified Person defined under NI 43-101.

In August 2015, the Company announced that it received an updated NI 43-101 compliant mineral resource estimate for the Bayovar 12 Project. The resource estimate was based on 62 boreholes drilled over 2,400 hectares of the 12,575-hectare property, at drill spacings ranging from 400 to 800 metres.

Category	Wet Tonnes (millions)	Dry Tonnes (millions)	Grade (% P2O5)
Measured	23.37	17.68	13.16
Indicated	277.12	209.51	13.04
Inferred	135.00	102.17	13.11

Note:  In situ resource, no minimum thickness applied; wet density: 1.57 grams per cubic centimetre, dry density: 1.19 grams per cubic centimetre; dry tonnes are a component of wet tonnes that contain negligible humidity

The independent estimate and report, based on the results of the Company’s first and second phase drill programs, was also prepared by Golder and supervised by Jerry DeWolfe.

The resource size increased substantially from the 2014 resource estimate and included a measured tonnes component.  The average P2O5 grade increased slightly over the first estimate.  The revised resource is based on slightly lower density measurements for wet and dry material than those used in the initial resource estimate.

The resources are distributed between 16 individual, soft, free-digging, horizontal phosphate beds hosted within the Diana formation, a sequence of diatomites that begin as shallow as 26m below surface.  The grades and widths of individual beds are consistent, with no evidence of faulting and the beds can be easily correlated across the drilled area.  Vale is believed to be mining the same beds at its Bayovar mine 15 kilometres to the west of Bayovar 12.  A drill collar plan with location of geological cross sections can be accessed at: http://www.focusventuresltd.com/s/Bayovar12-43101.asp.

Metallurgical Testwork

Bench scale metallurgical testwork commenced on the project core samples in October 2014 and was completed in April 2015.  The objective of the study was to determine the best method of processing and the quality of the resultant phosphate rock concentrate using material from 13 individual phosphate beds.

Highlights of the results were:

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A single, robust flowsheet was developed that facilitates beneficiation of all thirteen beds using the same equipment. This simplifies the design, operation, and provides flexibility in any future mining operation.

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All phosphate beds can be simply processed; no milling or grinding is required.

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All beds respond in a similar manner, resulting in a single, versatile flowsheet that will simplify both mining and beneficiation.

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The weighted average product grade for all layers was 29.1% P2O5 which was produced from ore with an average head grade of 12.68% P2O5.

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The Minor Element Ratio (MER) of the beneficiated product was 0.068, which indicates that the rock can be readily acidulated and converted to high analysis fertilizers such as DAP and MAP.

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The average CaO / P2O5 ratio was 1.54.

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Recoveries were excellent, averaging 81% P205 for all beds, ranging from 64% in PH08 to 93% in PH03.

Reactive Phosphate Rock (“RPR”)

Most phosphate rock, roughly 85% of global mine production, is used in the manufacture of water-soluble fertilizers or food-grade chemicals.  However, some phosphate rock is reactive enough- usually because the phosphorus mineral apatite contains carbonate in its structure - that under certain soil and climate conditions it can simply be used as a fertilizer and applied directly to the soil without further processing.  Known as RPR (Reactive Phosphate Rock), this naturally occurring phosphate rock can be used as a reliable, low cost slow-release source of phosphorus (P) continuously adding P to the soil over a longer period of time than some manufactured fertilizers.  RPR works best on acid soils with 600-700mm of annual rainfall. Rock from the Bayovar district, known in the fertilizer industry as Sechura Phosphate Rock, is one of a small handful of highly reactive phosphate rocks globally that are suitable for use as a direct application fertilizer.

Mining and processing of RPR is simpler and cheaper than the manufacture of more complex fertilizers.  The rock is mined, usually crushed and sieved into different size fractions, and sometimes washed or made into granules for ease of handling and use.  The main perceived cost advantages of RPR over processed phosphates are therefore lower capital investment, lower processing costs, lower use of raw materials, and lower energy use during processing.

Preliminary Economic Analysis upgraded to Pre-Feasibility Study

In September 2014, the Company commenced a preliminary economic assessment (“PEA”) study for the Bayovar 12 Project examining options for production of 300KT-1Mt per year of 29-30% P2O5 concentrate for use in phosphoric acid manufacture.  The Company since upgraded the scope of the PEA to a Pre-Feasibility Study (“PFS”) of production of phosphate rock concentrate for use as RPR for the reasons outlined below:

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Positive mineral beneficiation testwork examining a simple flowsheet showed that a RPR organic product with a P2O5 grade of 24 - 28 % could be produced from the majority of beds by a simple process of scrubbing, desliming and sizing using sea water.

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Production of RPR would potentially give the Company a shorter timeframe to commercial production at a lower CAPEX than production utilizing flotation of a P2O5 concentrate for phosphoric acid manufacture.

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The Company’s market research on potential markets for RPR indicates that substantial demand exists in a number of South American countries.

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Prices for RPR usually compete with those of SSP (single super phosphate) due to their similar agronomic effectiveness. Blended RPR products could potentially command prices similar to those of high analysis fertilizers.

The PFS lead by M3 Engineering and Golder is approximately 80% complete.  The PFS considers an initial production of 300,000 tonnes of RPR for sale as direct application fertilizer for the Latin American markets.  The target date for the completion of the study is December 2015.

Mr. Kevin Ross has recently joined the Company as its Principal Mining Engineer.  Mr. Ross is a mining engineer with 39 years of operational experience in the mining industry, and his responsibilities will include overseeing the engineering work and, eventually, construction of the Project as defined by the PFS.

Drilling and engineering testwork for pit slope and waste dump stability were completed in April, and geotechnical drilling for the tailings storage facility was completed in August.  Pit design is ongoing and will incorporate opportunities to backfill as mining progresses and to minimize haulage distances.

The mine plan is being based on the updated resource estimate received from Golder. The mine planning will incorporate the phosphate yield and recovery data derived from beneficiation studies of 13 individual phosphorite beds to estimate capital and operating production costs.

The beneficiation plant will support 2 product lines both consisting of drum and attrition scrubbing, primary and secondary desliming, followed by hydrosizing. Line 1 produces a 24% RPR product, while Line 2 produces a 28.5% RPR product. The difference in grade is attained through modification of the hydrosizer cut point from 270 mesh (Line 1) to 150 mesh (Line 2).

Marketing

The Company’s market research has shown that a substantial demand likely exists in South America and elsewhere for RPR which usually sells at a premium price to acidulation concentrate.  The Company is investigating the opportunity for potential production of RPR from the Bayovar 12 Project, targeting local Latin American agricultural markets and organic farmers.  Preliminary visits have been undertaken to Brazil and Argentina to talk to fertilizer consumers and market intelligence groups.

In August 2015, the Company appointed Dr. Bert Quin as a consultant to provide advice and guidance on the marketing of phosphate rock from the Bayovar 12 project.  Dr. Quin holds a PhD in analytical chemistry and is a world authority on the properties and uses of RPR as a direct application fertilizer.  His role will be to assist with the marketing of Bayovar 12 RPR and to provide advice on the design, development and production of blended fertilizer products from Bayovar 12.

Extensive testwork has been completed on the effectiveness of Sechura RPR as a direct application fertilizer on different crops and soil types.  Both the International Fertilizer Development Center in the US and the New Zealand Ministry of Agriculture and Fisheries has carried out research into its use on a variety of soil types and crop species.  One of the key findings from the New Zealand work was that the ongoing use of RPR produces a reservoir of residual phosphorus in the soil, due to the build-up of reserves of slow dissolving RPR over the first few years, after which the release-rate of phosphorus comes into equilibrium with the application rate.  This ‘residual effect’ provides a major income benefit to farmers during periods when lower farm incomes restrict fertilizer inputs.

Sales of RPR in New Zealand reached 150,000 tonnes per year in 2005, some of which was Sechura rock phosphate from Peru.  In 2015, exports of unground 22-24% P2O5 RPR from the Sechura district to Latin America and New Zealand have yielded prices from US$124 to $163/t FOB.  The Company is actively investigating exporting its potential product to New Zealand in addition to South and North American markets.

Management also believes that there is considerable scope to capture higher prices for its potential RPR organic product through blending with other fertilizer inputs (sulphur, gypsum, urea, DAP etc.) to produce a multi-nutrient product, which under soil conditions that are widespread in South America can perform as effectively as SSP and liquid fertilizers in providing soluble phosphate for crops.  To that end, preliminary discussions have been held with potential Peruvian consumers to begin crop tests of Sechura RPR blends initially on oil palms.  The specific blends will be formulated in discussion with the consumers regarding crop and soil types, and with input from the Company’s soil science advisor, Dr. Quin.

The Company is also looking to secure strategic partners to participate in the development of the Bayovar 12 Project and is in discussions with several groups to facilitate introductions to fertilizer manufacturers across the region.  Additionally the Company has been attending international fertilizer industry conferences and conducting meetings with phosphate consumers, traders and shipping companies interested in the Bayovar 12 Project as a future supply of rock phosphate.

Aurora Porphyry Copper-Molybdenum Property

The Company holds an interest in the 3,500 hectare Aurora porphyry copper-molybdenum property located in the Department of Cusco, Peru. The Company acquired 2,300 hectares of granted concessions, and holds options on the main 400 hectare Aurora concession, plus an 800 hectare concession to the west and south.

Joint Venture with Daewoo International

On October 22, 2014, the Company announced the signing of a Joint Venture Agreement with Daewoo International Corporation (“Daewoo International”), whereby Daewoo International can earn a 65% interest in the Aurora property. Daewoo International is Korea’s largest trading/investment company and a subsidiary of POSCO.

Under the terms of the agreement, the Company and Daewoo International will establish a joint venture company (“JVCo”) to develop and operate the Aurora project. Upon issuance of a drill permit and associated approvals to commence the work (expected in the summer of 2015), Daewoo International will acquire 49% of the shares of JVCo for a purchase price of US$3,000,000.  These funds will be used for an initial exploration program anticipated to include 10,000 metres of drilling. Daewoo International has the option to earn up to a 65% interest in JVCo by making additional investments into JVCo, contingent on the results of the further drilling.

Property Background

Aurora is a 3,500 hectare advanced-stage porphyry copper-molybdenum exploration project located approximately 65 kilometres north of the city of Cusco, between 2,600 - 2,900 metres above sea level.  It is currently being permitted for a major drill program.  Thirteen historical drill holes, totaling 3,900 metres that were drilled over an area approximately 900 metres by 800 metres cut significant intervals of copper and molybdenum mineralization, including 190 metres @ 0.57% Cu, 0.008% Mo in DDA-1, 142 metres @ 0.5% Cu, 0.004% Mo in DDA-3, and 71.7 metres @ 0.7% Cu, 0.007% Mo in DDA-3A (see Company news release July 11, 2012).

Observations and interpretations made from the re-logging of available drillcore by the Company have been key in the understanding of the deposit’s geometry and exploration potential. The porphyry mineralization does not outcrop apart from a small area on the northern edge of the property around drillhole ABC-6.

Drilling in 2001 and 2005 (13 holes) intercepted significant widths of copper and molybdenum hosted by multi-phase quartz-feldspar porphyries and hornfelsed slates and pelitic sandstones belonging to the Ordovician (439 - 463 ma) Sandia Formation. Several of the shallower drillholes were terminated in intrusive rock grading +0.5% copper with grades strengthening towards the bottom of the hole (see drill results on the Company’s website).  Molybdenum-rich mineralization, characterizing the deeper parts of the sill complex, was drilled in ABC-6, which assayed 302.4 metres @ 0.082% Mo and 0.23% Cu for the length of the hole, including 84 metres @ 0.42% Cu and 0.11% Mo.

Results of the Company’s IP and Magnetic Geophysical survey support its interpretation that the Aurora mineralizing system extends well beyond the limits of the historical drilling over an area 1.5 kilometres x 2 kilometres and could contain a large porphyry copper molybdenum deposit.

A supergene enrichment profile marked by the prevalence of secondary chalcocite, is observed in many holes and accounts for the highest grade intercepts e.g. 26 metres @ 0.95% Cu in DDA-1 & 72 metres @ 0.7% Cu, in DDA 3A.  Permitting for a 20 hole drill program is continuing.

Other Projects

In June 2015, the Company relinquished its Machay and Quebranta phosphate concessions and its Katenwill gold property.

Qualified Person: Mr. David Cass, the Company’s President, is a member of the Association of Professional Engineers and Geoscientists of British Columbia and the Company’s Qualified Person as defined by National Instrument 43-101, and is responsible for the accuracy of the technical information in this MD&A.

Selected Quarterly Information

The following table provides information for the eight fiscal quarters ended August 31, 2015:

	Third Quarter ended Aug. 31, 2015 ($)	Second Quarter ended May 31, 2015 ($)	First Quarter ended Feb. 28, 2015 ($)	Fourth Quarter ended Nov. 30, 2014 ($)	Third Quarter ended Aug. 31, 2014 ($)	Second Quarter ended May 31, 2014 ($)	First Quarter ended Feb. 28, 2014 ($)	Fourth Quarter ended Nov. 30, 2013 ($)
Total interest and other income	1,072	697	240	1,206	2,084	274	-	27
Exploration expenditures	989,892	1,430,936	714,410	672,387	917,161	1,339,474	320,498	316,667
Net loss attributed to equity shareholders of the Company	(1,706,899)	(2,012,917)	(901,766)	(1,320,144)	(1,202,218)	(1,557,136)	(1,035,271)	(522,760)
Loss per share - basic and diluted	(0.02)	(0.03)	(0.01)	(0.02)	(0.02)	(0.03)	(0.02)	(0.01)

The quarter ended May 31, 2015 recorded the highest net loss of all quarters presented due to increased exploration activity on the Company’s Bayovar 12 Project. The net loss for the quarter ended February 28, 2014 was significantly impacted by a share-based payment expense of $474,758.

Results of Operations

Quarter ended August 31, 2015

For the three month period ended August 31, 2015, the Company had a net loss of $1,707,268 compared to a net loss of $1,202,218 for the three month period ended August 31, 2014, an increase of $505,050. Contributing to the higher net loss were a foreign exchange loss of $255,793 and a loan finance fee charge of $84,159 recorded in the current quarter compared to a foreign exchange loss of $15,837 and no finance fee charge in the comparative quarter. Exploration expenditures for the current quarter were $989,892 compared to $917,161 in the comparative quarter, an increase of $72,731.

General and administrative expenses during the current quarter were $378,496 compared to $221,734 for the comparative quarter, an increase of $156,762. This increase is primarily due to interest expense being $145,644 for the current quarter compared to $1,324 for the comparative quarter, an increase of $144,320. Interest expense is now higher due to the Loan. Other notable cost increases were in salaries and benefits, shareholder communications, and management fees which increased by $22,706, $16,226, and $7,000 respectively. Salaries and benefits were higher due to an increase in administrative personnel requirements and shareholder communication costs were higher due to an increase in promotional activities. Management fees were less in the comparative quarter due to the Chief Executive Officer being paid fees for only a third of that period.

Nine months ended August 31, 2015

For the nine month period ended August 31, 2015, the Company had a net loss of $4,627,325 compared to a net loss of $3,794,625 for the nine month period ended August 31, 2014, an increase of $832,700. The higher net loss is partly due to an increase of $558,105 in exploration expenditures, which were $3,135,238 in the current period and $2,577,133 in the comparative period. The current period also recorded a write-off of exploration and evaluation costs of $89,456 and a loan finance fee charge of $140,265 whereas the comparative period recorded a write-off of exploration and evaluation costs of $49,570 and no loan finance fee.

General and administrative expenses during the current period were $1,074,979 compared to $1,141,711 for the comparative period, a decrease of $66,732.  This decrease is attributable to a share-based compensation expense of $495,512 recorded in the comparative period compared to $4,680 for the current period, a difference of $490,832. The share-based payment expense in the current period related to the granting of stock options and an option pricing model was used to determine the value. Excluding this non-cash expense, the current period’s general and administrative expenses were $424,100 higher than the comparative period. As with the quarterly comparison, there were significant cost increases of $281,289 in interest expense and $61,029 in salaries and benefits. The reasons for these increases were also the same as those provided in the quarterly comparison. As well, accounting and legal fees were notably higher in the current period, having increased by $83,713. Accounting and legal fees were higher due to regulatory filings in the United States and the sale of the Bayovar 12 Project royalty. Besides share-based payment expenses, the only cost decreases in the current period were $15,500 in management fees and $27,688 in travel and accommodation. Management fees were less due to a bonus paid to the President during the comparative period while travel and accommodation costs were more exploration-related during the current period.

Mineral Property Expenditures

During the period ended August 31, 2015, the Company incurred exploration costs in Peru totalling $3,135,238, including $2,965,536 on the Bayovar 12 Project, $143,718 on the Aurora property, and $25,984 on other properties and general administration.

The most significant overall exploration costs for the period were $1,271,121 for geological and other consulting fees, $455,000 on drilling, and $478,229 for salaries. Exploration costs also include a Peruvian value added tax amount of $162,789 which is treated as an expense due to the uncertainty of it being refunded.

The Company incurred exploration and evaluation asset costs during the current period totalling $122,747 (US$100,000) which was for two option payments on Aurora property.  The Company also recorded an amount of $4,812,416 for mineral interests and intangibles relating to the purchase of the Company’s 70% interest in JPQ.

Financial Condition, Liquidity and Capital Resources

The Company’s cash resources were $704,263 as of August 31, 2015 compared to $639,764 at November 30, 2014 to. The Company had working capital of $379,360 at August 31, 2015 compared to $436,096 at November 30, 2014.

During the current period, the Company has received funding as follows:

a)

Received US$5.0 million on March 24, 2015 from the Loan, of which US$4.0 million was immediately paid to the shareholders of JPQ for the Company’s 70% interest in the Bayovar 12 Project, and the balance of the proceeds being used for further advancement of the Bayovar 12 Project. The Loan is subject to an interest rate of 12% per annum, payable monthly, and a maturity date of September 30, 2016.  In June 2015, the Company made a loan repayment of US$1.5 million;

b)

Received $1,227,552 (US$1.0 million) from Radius for the sale of a royalty from future phosphate production from the Bayovar 12 Project; and

c)

On June 3, 2015, the Company closed a private placement of 20,000,000 units at $0.20 per unit for gross proceeds of $4,000,000. The Company paid $126,602 cash as finders’ fees in connection with the financing.  Each unit consists of one common share and one full share purchase warrant entitling the holder to purchase an additional common share exercisable for two years at a price of $0.265. If the closing price of the Company’s shares exceeds $0.40 for a period of ten trading days, the Company may accelerate the expiry of the warrants by giving notice in writing to the holders, and in such case, the share purchase warrants will expire on the 30th day after the date on which such notice is given.

The Company is currently proposing to complete a private placement of up to 16,000,000 units at $0.125 per unit for gross proceeds of up to $2,000,000.

The funds received from the Bayovar 12 Project royalty were used for exploration and general working capital requirements.  The Company used part of the $4.0 million private placement proceeds to make a payment of US$1.5 million towards the Loan, and the balance is being used towards exploration and general working requirements.

The Company does not expect its current capital resources to be sufficient to cover its general and administrative costs and fund its exploration programs through the next twelve months. As such, the Company is actively seeking to raise additional capital. Actual funding requirements may vary from those planned due to a number of factors, including the amount of property acquisition and exploration activity. While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future.

Capital Management

The Company monitors its cash, common shares, warrants and stock options as capital. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to explore new mineral property opportunities. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it in order to effectively support the acquisition and exploration of mineral properties. The properties in which the Company currently has an interest are in the exploration stage, and as such, the Company is dependent on external financing to fund any future activities. In order to pay for general administrative costs, the Company will use its existing working capital and will seek to raise additional amounts as needed.  The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the period ended August 31, 2015. The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties. Pursuant to externally imposed capital requirements of the Loan, the Company is required to maintain a minimum cash balance of $500,000 and minimum working capital of $250,000 during the term of the Loan.

Financial Instruments and Risk Management

The Company is exposed to the following financial risks:

•

Market Risk;

•

Credit Risk; and

•

Liquidity Risk

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments.  This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them.  Further quantitative information in respect of these risks is presented throughout these financial statements.

General Objectives, Policies and Processes

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to the Company’s finance function. The Board of Directors reviews the effectiveness of the processes put in place and the appropriateness of the objectives and policies it sets.

The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility. Further details regarding these policies are set out below.

a)

Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return. As at August 31, 2015, the Company is exposed to foreign currency risk and interest rate risk.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to fluctuations in foreign currencies through its operations in Peru and former operations in Mexico. The Company monitors this exposure, but has no hedge positions.

As at August 31, 2015, the Company was exposed to currency risk through the following financial assets and liabilities denominated in currencies other than the Canadian dollar:

	August 31, 2015		November 30, 2014
	Peruvian Soles	US Dollars	Peru Soles	Mexican Pesos	US Dollars
	(CDN equivalent)	(CDN equivalent)	(CDN equivalent)	(CDN equivalent)	(CDN equivalent)
Cash	$ 5,004	$ 39,042	$ 3,895	$ 2,987	$ 71,864
Other receivables	1,161	-	933	3,328	-
Current and non-current liabilities	(65,993)	(4,868,340)	(67,375)	(6,349)	(123,230)
	$ (59,828)	$ (4,829,298)	$ (62,547)	$ (34)	$ (51,366)

Based on the above net exposures at August 31, 2015, a 10% depreciation or appreciation of the above currencies against the Canadian dollar would result in an increase or decrease of approximately $489,000 (November 30, 2014: $11,400) in the Company’s after tax net earnings, respectively.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its long-term debt and cash. As the Company’s cash is currently held in an interest bearing bank account and the Company’s long-term debt is subject to a fixed interest rate, management considers the interest rate risk to be limited.

b)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash and other receivables. The Company limits exposure to credit risk by maintaining its cash with large financial institutions. The Company does not have cash that is invested in asset based commercial paper. For other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

c)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. At August 31, 2015, the Company had working capital of $379,360 (November 30, 2014: $436,096).  All of the Company’s financial liabilities as of August 31, 2015, other than the Sprott loan, have contractual maturities of less than 45 days and are subject to normal trade terms.

Determination of Fair value

Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

The carrying amounts for the Company’s cash, receivables, accounts payables and accrued liabilities, and due to related parties approximate fair value due to their short-term nature. Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Fair Value Hierarchy

Financial instruments that are measured subsequent to initial recognition at fair value are grouped in Levels 1 to 3 based on the degree to which the fair value is observable:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The Company did not have any financial instruments in Level 1, 2 or 3. There were no transfers between Levels in the period.

Related Party Transactions

The Company’s related parties with transactions during the period ended August 31, 2015 consist of directors, officers and the following companies with common directors:

Related party	Nature of transactions
Radius Gold Inc. (“Radius”)	Shared office, administrative, and personnel costs
Gold Group Management Inc. (“Gold Group”)	Shared office, administrative, and personnel costs
Medgold Resources Corp. (“Medgold”)	Shared personnel costs
Mill Street Services Ltd. (“Mill Street”)	Management services

Related party transactions for the three and nine month periods ended August 31, 2015 and 2014, in addition to related party transactions disclosed elsewhere in the consolidated financial statements, comprise the following:

a)

The Company reimbursed Gold Group, a company controlled by the Chief Executive Officer of the Company, for shared administration costs consisting of the following:

Three months ended August 31,			Nine months ended August 31,
	2015	2014	2015	2014
Office and miscellaneous	$ 10,069	$ 8,848	$ 32,436	$ 32,193
Regulatory and stock exchange fees	-	-	5,971	3,112
Rent and utilities	21,172	15,127	52,480	45,125
Salaries and benefits	49,479	31,096	129,602	88,455
Shareholder communication	7,327	1,590	22,839	13,291
Travel and accommodation	3,102	2,141	25,824	20,325
	$ 91,149	$ 58,802	$ 269,152	$ 202,501

Gold Group is reimbursed by the Company for these shared costs and other business related expenses paid by Gold Group on behalf of the Company. Salary and benefits include those for the Chief Financial Officer and Corporate Secretary.

b)

The Company reimbursed Radius, a company with common directors and officers, for shared administration, exploration, and capital costs consisting of the following:

Three months ended August 31,			Nine months ended August 31,
	2015	2014	2015	2014
Office and miscellaneous	$ -	$ -	$ -	$ 1,527

During the period ended August 31, 2015, the Company charged by Medgold, a company with common directors and officers, a total of $7,200 for shared personnel costs (2014: $Nil).

Prepaid expenses and deposits as of August 31, 2015 include an amount of $6,874 (November 30, 2014: $808) paid to Gold Group.

Amounts due from parties as of August 31, 2015 consists of $2,644 (November 30, 2014: $Nil) owing from Medgold. The amount owing from Medgold is unsecured, non-interest bearing and payable on demand.

Long term deposits as of August 31, 2015 consist of $61,000 (November 30, 2014: $61,000) paid to Gold Group and are related to the shared administrative services agreement with Gold Group. Upon termination of the agreement, the deposits, less any outstanding amounts owing to Gold Group, are to be refunded to the Company.

Amounts due to related parties as of August 31, 2015 consist of $30,937 (November 30, 2014: $20,122) owing to Gold Group. The amount owing to Gold Group was secured by a deposit and interest bearing if not paid within a certain period.

These transactions are in the normal course of operations and are measured at the fair value of the services rendered.

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include certain directors and officers. Key management compensation comprises:

Three months ended August 31,			Nine months ended August 31,
	2015	2014	2015	2014
Management fees	$ 25,500	$ 18,500	$ 76,500	$ 92,000
Geological fees	36,000	36,000	108,000	108,000
Salaries and benefits	40,091	30,193	110,713	84,386
Share-based payments	-	-	-	311,201
	$ 101,591	$ 84,693	$ 295,213	$ 595,587

Share-based payments made to directors not specified as key management personnel during the period ended August 31, 2015 was $Nil (2014: $9,879).

Key management personnel were not paid post-employment benefits, termination benefits or other long-term benefits during the periods ended August 31, 2015 and 2014.

Other Data

Additional information related to the Company is available for viewing at www.sedar.com.

Share Position and Outstanding Warrants and Options

The Company’s outstanding share position as at October 28, 2015 is 97,888,554 common shares and the following share purchase warrants and incentive stock options are currently outstanding:

WARRANTS
No. of warrants	Exercise price	Expiry date
2,737,500	$0.265	April 10, 2016(1)
20,000,000	$0.265	June 2, 2017
22,737,500

(1)

In April 2015, the expiry date for these warrants was extended from April 10, 2015 to April 10, 2016.

STOCK OPTIONS
No. of options	Exercise price	Expiry date
70,000	$0.21	August 19, 2017
720,000	$0.19	January 14, 2019
75,000	$0.30	June 28, 2021
25,000	$0.25	January 16, 2022
1,305,000	$0.21	June 19, 2022
185,000	$0.21	July 10, 2022
250,000	$0.22	December 2, 2022
2,360,000	$0.22	December 17, 2023
45,000	$0.22	January 14, 2024
40,000	$0.26	June 4, 2024
5,075,000

Adoption of New and Amended IFRS Pronouncements

Effective December 1, 2014, the Company adopted the following new and revised International Financial Reporting Standards (“IFRS”) that were issued by the International Accounting Standards Board (“IASB”):

IAS 24 Related Party Disclosures

The amendments to IAS 24 clarify that a management entity, or any member of a group of which it is a part, that provides key management services to a reporting entity, or its parent, is a related party of the reporting entity. The amendments also require an entity to disclose amounts incurred for key management personnel services provided by a separate management entity. This replaces the more detailed disclosure by category required for other key management personnel compensation. The amendments only affect disclosure and did not have an impact on the Company’s condensed interim consolidated financial statements.

IFRIC 21 Levies

The IASB issued IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions,
Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“Obligating Event”). IFRIC 21 clarifies that the Obligating Event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The adoption of IFRIC 21 did not have an impact on the Company’s condensed interim consolidated financial statements.

IAS 32 Financial Instruments: Presentations (Amendment)

The amendments to IAS 32 pertained to the application guidance on the offsetting of financial assets and financial liabilities, focused on four main areas: the meaning of ‘currently has a legally enforceable right of set-off’, the application of simultaneous realization and settlement, the offsetting of collateral amounts and the unit of account for applying the offsetting requirements. The adoption of the standard did not have an impact on the Company’s condensed interim consolidated financial statements.

Future Accounting and Reporting Changes

The following new standards and interpretations have been issued by the IASB but are not yet effective:

IFRS 9 Financial Instruments

IFRS 9 is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. In response to delays to the completion of the remaining phases of the project, the IASB issued amendments to IFRS 9 and has indefinitely postponed the adoption of this standard. The amendments also provided relief from the requirement to restate comparative financial statements for the effects of applying IFRS 9. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is in the process of evaluating the impact of the new standard..

Risks and Uncertainties

Mineral Property Exploration and Mining Risks

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercially viable ore deposit, with the exception of a small gypsum surface mining operation on the Bayovar 12 Project.  Pursuant to its agreement with the other owners of the Project, the Company currently has no rights or obligations with respect to this gypsum operation.  The Company’s mineral properties are also located in emerging nations and consequently may be subject to a higher level of risk compared to developed countries. The main operating risks include: securing adequate funding to maintain and advance exploration properties; ensuring ownership of and access to mineral properties by confirmation that option agreements, claims and leases are in good standing; and obtaining permits for drilling and other exploration activities.

Title to Mineral Property Risks

Certain of the Company’s rights to mineral properties are subject to the terms of option agreements which require the Company to make certain payments in order to obtain and secure a further interest in the property. The Company may fail to, or may choose not to, make such payments, in which case it will forfeit its interest in a property. Any failure by the Company to obtain or secure title to any properties could have a material adverse effect on the Company and the value of the Company’s common shares.

The Company does not maintain insurance against title. Title on mineral properties and mining rights involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history of many mining properties. The Company has diligently investigated and continues to diligently investigate and validate title to its mineral claims; however, this should not be construed as a guarantee of title. The Company cannot give any assurance that title to properties it acquired will not be challenged or impugned and cannot guarantee that the Company will have or acquire valid title to these mineral properties.

Commodity Price Risk

The Company is exposed to commodity price risk. Declines in the market price of gold, base metals and other minerals may adversely affect the Company’s ability to raise capital in order to fund its ongoing operations. Commodity price declines could also reduce the amount the Company would receive on the disposition of its mineral property to a third party.

Financing and Share Price Fluctuation Risks

The Company has limited financial resources, no source of operating cash flow other than proceeds from sales of mineral properties or mineral property rights, and has no assurance that additional funding will be available to it for further exploration and development of its projects. Further exploration and development of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

Securities markets have at times in the past experienced a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be exploration stage companies such as the Company, have experienced wide fluctuations in share prices which have not necessarily been related to their operating performance, underlying asset values or prospects. There can be no assurance that these kinds of share price fluctuations will not occur in the future, and if they do occur, how severe the impact may be on the Company’s ability to raise additional funds through equity issues.

Political, Regulatory and Currency Risks

The Company is currently operating in countries that have relatively stable political and regulatory environments. However, changing political aspects may affect the regulatory environments in which the Company operates and no assurances can be given that the Company's plans and operations will not be adversely affected by future developments. The Company's property interests and proposed exploration activities in emerging nations are subject to political, economic and other uncertainties, including the risk of expropriation, nationalization, renegotiation or nullification of existing contracts, mining licenses and permits or other agreements, changes in laws or taxation policies, currency exchange restrictions, and changing political conditions and international monetary fluctuations.

The Company’s equity financings are sourced in Canadian dollars but for the most part it incurs its expenditures in Peruvian Soles and US dollars. At this time there are no currency hedges in place. Therefore a weakening of the Canadian dollar against the Peruvian Sole or US dollar could have an adverse impact on the amount of exploration conducted.

Insured and Uninsured Risks

In the course of exploration, development and production of mineral properties, the Company is subject to a number of hazards and risks in general, including adverse environmental conditions, operational accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes.  Such occurrences could result in damage to the Company’s properties or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations.  The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company’s results and a decline in the value of the securities of the Company.

Environmental Risks

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Community Risks

The activities of the Company may be subject to negotiations with the local communities on or nearby its mineral property concessions for access to facilitate the completion of geological studies and exploration work programs. The Company’s operations could be significantly disrupted or suspended by activities such as protests or blockades that may be undertaken by such certain groups or individuals within the community.

Competition

The Company will compete with many companies and individuals that have substantially greater financial and technical resources than the Company for the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.